EXHIBIT 4.100
RECEIVABLES ASSIGNMENT
dated November 5th, 2009
between
SIG COMBIBLOC (SCHWEIZ) AG
as Assignor
and
THE BANK OF NEW YORK MELLON
acting as Collateral Agent under the First Lien Intercreditor Agreement for itself and for the benefit and for the account of the Secured Parties as Assignee
The taking of this document or any certified copy of it or any document which constitutes substitute documentation for it, or any document which includes written confirmations or references to it, into Austria as well as printing out any e-mail communication which refers to any Loan Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Loan Document to an Austrian addressee may cause the imposition of Austrian stamp duty. Accordingly, keep the original document as well as all certified copies thereof and written and signed references to it outside of Austria and avoid printing out any email communication which refers to any Loan Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Loan Document to an Austrian addressee.

THIS RECEIVABLES ASSIGNMENT is effective as of the Effective Date (as defined in Clause 2. below) and entered BETWEEN
(1)	SIG Combibloc (Schweiz) AG, a company limited by shares incorporated under the laws of Switzerland, having its registered office at Laufengasse 18, CH-8212 Neuhausen am Rheinfall, Switzerland and registered in the Commercial Register of the Canton of Schaffhausen with the federal register number CH-020.3.021.306-8 (the “Assignor”) on the one part; and

(2)	The Bank of New York Mellon acting under the First Lien Intercreditor Agreement (as defined below) as Collateral Agent for itself and for the benefit and for the account of the Secured Parties (as defined below) (the “Collateral Agent” or the “Assignee”) on the other part.
RECITALS
(A)	Pursuant to a credit agreement dated on or around the date hereof made between inter alia Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co. KG aA, Closure Systems International Holdings Inc., Closure Systems International B.V. and SIG Austria Holding GmbH as borrowers, Reynolds Group Holdings Limited, the lenders from time to time party thereto and Credit Suisse, Cayman Islands Branch, as administrative agent, as amended, extended, restructured, renewed, novated, supplemented, restated, refunded, replaced or modified from time to time (the “Credit Agreement”) certain facilities were made available on the terms and conditions thereof.

(B)	Pursuant to a senior secured note indenture dated on or around the date hereof among inter alia the Issuers (as defined below), the Note Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, as amended, extended, restructured, renewed, refunded, novated, supplemented, restated, replaced or modified from time to time (the “Senior Secured Note Indenture”), certain senior secured notes were issued to certain noteholders on the terms and conditions thereof.

(C)	Pursuant to a first lien intercreditor agreement dated on or around the date hereof, among The Bank of New York Mellon as Collateral Agent (as defined therein) and as Trustee (as defined in the Senior Secured Note Indenture) and Credit Suisse, Cayman Islands Branch as Administrative Agent (as defined in the Credit Agreement), as amended, novated, supplemented, restated or modified from time to time (the “First Lien Intercreditor Agreement”), The Bank of New York Mellon was appointed Collateral Agent (as defined therein) with regard to, among other things, the acquisition, holding and enforcement of Liens on Collateral (both as defined in therein).

(D)	The security created by or pursuant to this Agreement is to be administered by the Collateral Agent for itself and for the benefit and for the account of the Secured Parties (as defined below) pursuant to the relevant provisions of the First Lien Intercreditor Agreement.

(E)	Pursuant to the Principal Finance Documents (as defined below) the parties enter into this Agreement in order to secure the performance of the Secured Obligations (as defined below).
NOW IT IS AGREED as follows:
1.	DEFINITIONS AND CONSTRUCTION

(a)	In this Agreement, unless the context otherwise requires or unless otherwise defined or provided for in this Agreement, a term defined in the First Lien Intercreditor Agreement shall have the same meaning in this Agreement and in any notice given under this Agreement. In addition, the following words and expressions shall have the respective meanings ascribed to them:

“Agreed Security Principles” has the meaning it is given in the Credit Agreement and the Senior Secured Note Indenture and, to the extent of any inconsistency, the meaning it is given in the Credit Agreement shall prevail.

“Agreement” means this assignment of receivables.

“Assignment” means the assignment of the “Receivables” (as defined below) as constituted by this Agreement.

“Collateral Agent” shall mean The Bank of New York Mellon in its capacity as collateral agent as appointed under the First Lien Intercreditor Agreement and its successors and permitted assigns in such capacity.

“Enforcement Event” means any “Event of Default” under and as defined in the Credit Agreement and/or the Senior Secured Note Indenture, as the context requires,

provided that any notice, lapse of time or other condition precedent to the occurrence of such Event of Default in the relevant instrument shall have been satisfied.

“Group” means Reynolds Group Holdings Limited and each of its subsidiaries from time to time.

“Intercreditor Arrangements” means the First Lien Intercreditor Agreement and any other document that is designated by the Loan Parties’ Agent (as defined below) and the Applicable Representative as an intercreditor agreement, in each case as amended, novated, supplemented, restated, replaced or modified from time to time.

“Issuers” shall mean the “Issuers” under, and as defined in, the Senior Secured Note Indenture, including their successors in interest.

“Lien” has the meaning it is given in the First Lien Intercreditor Agreement.

“Loan Documents” shall mean the “Credit Documents” under, and as defined in, the First Lien Intercreditor Agreement and any other documents designated by the Loan Parties’ Agent and the Applicable Representative as a Loan Document.

“Loan Parties” shall mean the “Grantors” under, and as defined in, the First Lien Intercreditor Agreement.

“Loan Parties’ Agent” shall mean Reynolds Group Holdings Limited (formerly known as Rank Group Holdings Limited).

“Parallel Obligations” means the independent obligations of any of the Loan Parties arising pursuant to the First Lien Intercreditor Agreement to pay to the Collateral Agent sums equal to the sums owed by such Loan Party to the other Secured Parties (or any of them) under the Loan Documents.

“Principal Finance Documents” means the Credit Agreement, the Senior Secured Note Indenture and the Intercreditor Arrangements.

“Receivables” means, in relation to the Assignor at any time, its existing and future receivables which are the unpaid portion of the obligations of any (i) trade debtor of the Assignor in respect of goods and services supplied and invoiced by the Assignor and (ii) trade debtor of any other subsidiary in respect of goods and services supplied and invoiced by it, which obligations have been unconditionally transferred by it to the Assignor; and (iii) any member of the Group toward the Assignor.

“SchKG” means the Swiss federal statute on debt collection and bankruptcy (“Bundesgesetz über Schuldbetreibung und Konkurs”) dated 11 April 1889, as amended from time to time, carrying the official designation SR 281.1

“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Loan Party and each grantor of a security interest to the Secured Parties (or any of them) under each or any of the Loan Documents including in particular, but not limited to, the Parallel Obligations together with all costs, charges and expenses incurred by any Secured Party in connection with the protection, preservation or enforcement of its respective rights under the Loan Documents or any other documents evidencing or securing any such liabilities provided always that the Assignor (A) shall only be liable under this Agreement or any other Loan Document (including, for the avoidance of doubt, any restructuring of the Assignor’s rights of set-off and/or subrogation and its duties to subordinate claims) in relation to obligations (other than obligations under the Loan Documents of (y) the Assignor (i) incurred as Borrower under the Credit Agreement, (ii) incurred as borrower under a Local Facility Agreement (as defined in the Credit Agreement), (iii) incurred as a party to and beneficiary under any Hedging Agreement (as defined in the Credit Agreement), (iv) owed as Cash Management Obligations, provided the Assignor is a beneficiary of the Cash Management Services causing such Cash Management Obligations (all as defined in the Credit Agreement), (v) incurred as a party to and beneficiary under any Additional Agreement or (vi) to the extent certain proceeds of the Senior Secured Note Indenture have been made available to the Assignor, up to such proceeds and (z) a direct or indirect subsidiary of the Assignor (the “Assignor’s Subsidiary”) (i) incurred as Borrower under the Credit Agreement, (ii) incurred as borrower under a Local Facility Agreement (as defined in the Credit Agreement), (iii) incurred as a party to and beneficiary under any Hedging Agreement (as defined in the Credit Agreement), (iv) owed as Cash Management Obligations, provided the Assignor’s Subsidiary is a beneficiary of the Cash Management Services causing such Cash Management Obligations (all as defined in the Credit Agreement), (v) incurred as a party to and beneficiary under any Additional Agreement or (vi) to the extent certain proceeds of the Senior Secured Note Indenture have been made available to the Assignor’s Subsidiary, up to such proceeds) to the extent such obligations do not constitute a repayment of capital (Einlagerueckgewaehr), a violation of the legally protected reserves (gesetzlich geschuetzte Reserven) or a payment of a (constructive) dividend prohibited by the Swiss

Federal Code of Obligations by the Assignor and in the maximum amount of its profits available for the distribution of dividends at the point in time the Assignor’s obligations fall due (being the balance sheet profits and any free reserves made for this purpose, in each case in accordance with the relevant Swiss law); (B) pass for such payments shareholder’s resolutions for the distribution of dividends in accordance with the relevant provisions of the Swiss Federal Code of Obligations being in force at that time (currently the profits available for the distribution of dividends as described above must be determined based on an audited balance sheet and such shareholders’ resolution must be based on a report from the Assignor’s auditors approving the proposed distribution of dividends); and (C) deduct from such payments Swiss Anticipatory Tax (withholding tax) at the rate of 35% (or such other rate as in force from time to time) and subject to any applicable double taxation treaty and/or agreements entered into with the Swiss Federal Tax administration:
(i)	pay such deduction to the Swiss Federal Tax Administration; and

(ii)	give evidence to the respective Secured Party beneficiary or Secured Parties beneficiaries (as the same may be) of such deduction in accordance with Section 2.20 of the Credit Agreement (Taxes) and Section 4.15 of the Senior Secured Note Indenture (Withholding Taxes);

(iii)	but if such a deduction is made, not be obliged to gross-up pursuant to Section 2.20 of the Credit Agreement (Taxes) and Section 4.15 of the Senior Secured Note Indenture (Withholding Taxes) to the extent that such gross-up would result in the aggregate amounts paid to the Secured Parties beneficiaries and the Swiss Federal Tax administration exceeding the maximum amount of its profits available for the distribution of dividends.
“Secured Parties” means the “Secured Parties” under, and as defined in, the First Lien Intercreditor Agreement. Each entity or person that becomes a Secured Party after the date of this Agreement shall be a Secured Party under this Assignment.

“Third Party Agreement” means any present and/or future agreement between the Assignor and any third party which creates or will create in favour of the Assignor any Receivables at any time whatsoever.

(b)	Reference to a person in this Agreement includes its successors and assigns including, without limitation, any successor or assignee of the Assignor by way of merger, amalgamation, novation or otherwise.

2.	EFFECTIVE DATE

This Agreement shall be effective as of the date set forth on its front page (the “Effective Date”).

3.	ASSIGNMENT

(a)	As continuing security for the payment of the Secured Obligations and until this Agreement shall be released in accordance with Clause 15 hereof, the Assignor agrees to assign and assigns as of the Effective Date all Receivables to the extent that they are legally and contractually assignable pursuant to articles 164 et seq. of the Swiss Federal Code of Obligations to the Collateral Agent.

(b)	At any time if an Enforcement Event has occurred and is continuing, the Assignor shall on request of the Collateral Agent as soon as practicably possible furnish the Collateral Agent with such information as the Collateral Agent may reasonably require about the Receivables and its compliance with the terms of this Assignment.

4.	PRESERVATION OF SECURITY

(a)	The security constituted by this Assignment shall be continuing and will extend to the ultimate balance of the Secured Obligations, regardless of any intermediate payment or discharge in part (whether in respect of this Assignment, any other security or otherwise).

(b)	Subject to Clause 15, the obligations of the Assignor hereunder shall not be affected by any act, omission or circumstances which, but for this provision, might operate to release or otherwise exonerate the Assignor from its obligations hereunder or affect such obligations including without limitation and whether or not known to the Assignor or the Assignee:
(i)	any time, waiver or concession granted to or composition with the Assignor or any other party to the Loan Documents;

(ii)	the taking, variation, extension, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any terms of the Loan Documents or any rights or remedies against, or securities granted by the Assignor or by any party to the Loan Documents;

(iii)	any irregularity, invalidity or unenforceability of any obligations of the Assignor or any party to the Loan Documents or any present or future law or order of any government or authority (whether of right or in fact) purporting to reduce or otherwise affect any of such obligations to the intent that the Assignor’s obligations under this Assignment and this security shall remain in full force and this Assignment shall be construed accordingly as if there were no such irregularity, unenforceability, invalidity, law or order; and

(iv)	any legal limitation, disability, incapacity or other circumstances, including bankruptcy, insolvency, liquidation, administrative or other receivership, relating to the Assignor or any party to the Loan Documents or any other person or any amendment to or variation of the terms of the Loan Documents or any other document or security.
(c)	Provided an Enforcement Event has occurred and is continuing, the Assignor waives (i) its right of objection pursuant to Art. 41 SchKG of first requiring the Collateral Agent to enforce and realise the Receivables subject of this Assignment and (ii) any right it may have of first requiring the Collateral Agent to enforce any guarantee, pledge or other security before enforcing and realising this Agreement.

(d)	This Assignment shall be cumulative, independent of, separate from, in addition to and shall not in any way be prejudiced by any other assignment or other security or guarantee as of the Effective Date or thereafter held by the Collateral Agent or any other Secured Party with respect to any Secured Obligations. None of such other securities shall prejudice, or be prejudiced by, or shall be merged in any way with this Agreement.

5.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

(a)	The Assignor warrants and represents to the Collateral Agent that as of the Effective Date with reference to the facts and circumstances then existing and subject to the provisions of the Principal Finance Documents:
(i)	the representations and warranties made by the Assignor as Loan Party in Section 3.01 (Organization; Powers), 3.02 (Authorization), 3.03 (Enforceability), 3.07 (Title to Properties; Possession Under Leases), 3.09 (Litigation, Compliance with Laws), 3.10 (Agreements) and 3.19(d) (Security Documents) of the Credit Agreement, are true and accurate as regards the Assignor and this Agreement, subject to limitations on representations and warranties in the Principal Finance Documents.
(b)	The Assignee acknowledges that banks may have pledges and rights of set-off based upon their general terms and conditions applicable to the respective bank accounts.

6.	ENFORCEMENT AND APPLICATION OF PROCEEDS

(a)	If an Enforcement Event has occurred and is continuing, the Collateral Agent, acting for itself and for the benefit and for the account of the Secured Parties, shall be entitled, but not obliged, to exercise immediately all the rights and powers conferred to it under or pursuant to this Assignment as in its sole and absolute discretion, is necessary or appropriate to cover the Secured Obligations, without notice to the Assignor, and to apply the net proceeds in settlement of all the Secured Obligations, including, but not limited to, principal, contractual and penalty interests, commissions, charges and costs in accordance with the terms of the Principal Finance Documents. Any surplus following satisfaction of the Secured Obligations shall be paid by the Collateral Agent to the Assignor, or to a third party, as directed in writing by the Assignor, for no consideration.

(b)	The Assignor agrees with the Collateral Agent that if an Enforcement Event has occurred and is continuing:
(i)	the Assignor will provide the Collateral Agent with a list of all its Receivables assigned hereunder and any and all such further information, instruments and documents as the Collateral Agent may reasonably require in order to allow the Collateral Agent to notify any debtor under any Third Party Agreement of its obligation to pay any Receivables directly to the Collateral Agent substantially in the form of Schedule 1;

(ii)	the Collateral Agent shall be authorised to claim, collect and receive payment directly from any debtor under any Third Party Agreement of any and all Receivables hereby assigned but not obliged to undertake on its own initiative any acts it deems appropriate to collect any bad claims or overdue Receivables;

(iii)	any debtor under any Third Party Agreement may pay any Receivables directly to the Collateral Agent, the Assignor hereby waiving any objections on its part vis-à-vis the debtor to make such payment;

(iv)	to the extent the collection of Receivables is not possible the Collateral Agent shall realize, assign, factor or otherwise transfer (collectively the “Transfer”) to any third party any and all Receivables hereby assigned provided that any Transfer is made at current fair market prices; and

(v)	the Assignor will do or permit to be done each and every act or thing which is reasonably necessary for the purpose of enforcing the Collateral Agent’s rights under this Assignment and will allow its name to be used as and when reasonably required by the Collateral Agent for that purpose.
(c)	The Collateral Agent agrees that, provided no Enforcement Event has occurred and is continuing, (i) the Assignor shall be authorized to collect, and exercise all rights and powers in respect of, the Receivables, (ii) all proceeds paid in connection with the Receivables hereby assigned shall be paid directly to the Assignor for no consideration and (iii) the Assignor shall be authorized to use all such proceeds free and without restrictions in accordance with the terms and conditions of the Principal Finance Documents.

7.	FURTHER ASSURANCE

Subject to the Agreed Security Principles, the Assignor shall, at its own expense promptly do (or as the case may be, refrain from doing) all acts and execute all such documents necessary or advisable to comply and to allow for the Company to comply with its obligations under Section 5.12 (Further Assurances) of the Credit Agreement.

8.	WAIVERS, REMEDIES CUMULATIVE

(a)	The rights, powers and remedies provided in this Assignment are cumulative and are not, nor are they to be construed as, exclusive of any rights, powers or remedies provided by law or otherwise.

(b)	No failure on the part of the Collateral Agent to exercise, or delay on its part in exercising, any of its respective rights, powers and remedies provided by this Assignment or by law (collectively the “Rights”) shall operate as a waiver thereof, nor shall any single or partial waiver of any of the Rights preclude any further or other exercise of that one of the Rights concerned or the exercise of any other of the Rights.

9.	INDEMNITY

To the extent set out in Section 4.11 of the First Lien Intercreditor Agreement, the Assignor shall, notwithstanding any release or discharge of all or any part of the security, indemnify the Collateral Agent, its agents, its attorneys and any delegate against any action, proceeding, claims, losses, liabilities, expenses, demands, taxes, and costs which it may sustain as a consequence of any breach by the Assignor of the provisions of this Agreement, the exercise or purported exercise of any of the rights and powers conferred on them by this Agreement or otherwise relating to the Secured Assets.

10.	NO LIABILITY

None of the Collateral Agent, its nominee(s) or delegate appointed pursuant to this Agreement shall be liable by reason of (a) taking any action permitted by this Agreement or (b) any neglect or default in connection with the Secured Assets or (c) the taking possession or realisation of all or any part of the Secured Assets, except to the extent provided in the Principal Finance Documents.

11.	POWER OF ATTORNEY

(a)	The Assignor by way of security and in order to more fully secure the performance of its obligations hereunder appoints the Collateral Agent to be its attorney acting severally, and on its behalf and in its name or otherwise to do all acts and things and to sign, execute, deliver, perfect and do all deeds, instruments, documents, acts and things which are required for carrying out any obligation imposed on the Assignor by or pursuant to this Assignment for enabling the Collateral Agent to exercise, or delegate the exercise of, its respective powers and authorities conferred on it by or pursuant to this Agreement or by law, provided always that the Collateral Agent may only be entitled to exercise the powers conferred upon it by the Assignor under this Clause if:
(i)	an Enforcement Event has occurred and is continuing; and/or

(ii)	the Collateral Agent has received notice from the Applicable Representative, the Loan Parties’ Agent and /or the Assignor that the Assignor has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure (with a copy of that notice being sent to the Assignor) and being requested to comply.

(b)	The Collateral Agent shall not be obliged to exercise the powers conferred upon it by the Assignor under this Clause 11 unless and until it shall have been (a) instructed to do so by the Applicable Representative and (b) indemnified and/or secured and/or prefunded to its satisfaction.

(c)	The Assignor ratifies and confirms and agrees to ratify and confirm any and all acts carried out by the Collateral Agent in the proper exercise of the powers conferred on it pursuant to Clause 11(a) above.

12.	NOTICES

(a)	Each notice or other communication to be given under this Agreement shall be given in writing in English and, unless otherwise provided, shall be made by fax, hand delivery or mail.

(b)	Without prejudice to any other method of service of notices and communications provided by law, any notice or other communication to be given by one party to another under this Agreement shall (unless one party has by 5 days’ notice to the other party specified another address) be given to that other party, in the case of the Assignor and the Collateral Agent, at the respective addresses given in section (c) below and shall be effective only when received.

(c)	The addresses are:
(i)	the Assignor:

SIG Combibloc (Schweiz) AG Laufengasse 18 CH-8212 Neuhausen am Rheinfall Fax: +41 52 674 65 74 Attention: head of legal corporate with copy to:

Rank Group Limited Level 9 148 Quay St. Auckland, 1140 New Zealand Fax: +64 (0) 9 366 6263 c/o: Helen Golding

(ii)	the Collateral Agent: The Bank of New York Mellon 101 Barclay Street, 4E New York, N.Y. 10286 USA

Phone: (212) 298-1528 Fax: (212) 815-5366 Attn: International Corporate Trust

(iii)	the Trustee: The Bank of New York Mellon 101 Barclay Street, 4E New York, N.Y. 10286 USA

Phone: (212) 298-1528 Fax: (212) 815-5366

Attn: International Corporate Trust

(iv)	the Administrative Agent: Credit Suisse Agency Manager, One Madison Avenue, New York, NY 10010, USA Fax : 212-322-2291,

Email: agency.loanops@credit-suisse.com
13.	THE COLLATERAL AGENT

(a)	The parties acknowledge that the Collateral Agent acts in its capacity as Collateral Agent (as defined in the First Lien Intercreditor Agreement). For Swiss Law purposes, the Collateral Agent shall be deemed to act for the benefit and for the account of each of the Secured Parties for the purposes of this Agreement, without any prejudice to the rights and duties laid upon the Collateral Agent under the laws applicable to the Loan Documents.

(b)	The Collateral Agent shall have a full and unfettered right to assign or otherwise transfer the whole or any part of the benefit of this Agreement to any person to whom all or any part of its rights, benefits and obligations under the Loan Documents are assigned or transferred in accordance with the provisions of the Loan Documents. The Collateral Agent shall be entitled to disclose any information concerning this

Agreement to any such assignee or successor or any participant or proposed assignee, successor or participant subject to the provisions of the Loan Documents.

14.	SEVERABILITY OF PROVISIONS

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the terms of a jurisdiction, such illegality invalidity or unenforceability shall neither (i) affect or impair the remaining provisions of this Agreement, nor (ii) affect or impair the legality, validity or enforceability of such provisions in any other jurisdiction.

15.	RELEASE

(a)	The security constituted by this Agreement shall be released and reassigned and cancelled:
(i)	by the Collateral Agent (acting on the instruction of the Applicable Representative) at the request and cost of the Assignor, (a) upon the Secured Obligations being irrevocably paid or discharged in full and none of the Secured Parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the Assignor or any other person under any of the Loan Documents (b) upon the Assignor ceasing to be a Grantor or (c) upon the Assignor entering into a separate assignment agreement that comprises the Assignment under this Agreement; or

(ii)	in accordance with, and to the extent required by the Intercreditor Arrangements (to the extent it is possible to give effect to such arrangements under Swiss law).
(b)	Subject to the terms of the Loan Documents, any Receivables so to be released and reassigned shall be delivered net of any transfer taxes or other expenses in connection with such release and reassignment. The Collateral Agent shall not be deemed to have made any representation or warranty with respect to any Receivables so released and reassigned except that such Receivables are free and clear on the date of the reassignment, of any security arising from the Collateral Agent’s and the Secured Parties’ acts.

16.	AMENDMENTS

To the extent permitted under the Principal Finance Documents, changes and amendments to this Agreement, including this Clause, shall be made in writing and signed by all parties thereto.

17.	NON-ASSIGNMENT/DELEGATION

(a)	The rights, interests and obligations of the Assignor under this Assignment are personal to it. Accordingly, they are not capable of being assigned, transferred or delegated in any manner. The Assignor undertakes that it shall not at any time assign or transfer, or attempt to assign or transfer, any of its rights, interests or obligations under or in respect of this Assignment to any person.

(b)	Notwithstanding the above and subject to Section 4.05 of the First Lien Intercreditor Agreement (to the extent permitted by Swiss law), the Collateral Agent shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Agreement (including the power of attorney) on such terms and conditions as it shall see fit which delegation shall not preclude either the subsequent exercise, any subsequent delegation or any revocation of such power, authority or discretion by the Collateral Agent itself.

18.	GOVERNING LAW AND JURISDICTION

(a)	This Agreement shall be governed by and construed in accordance with the substantive laws of Switzerland (without regard to the International Private Law provisions thereof).

(b)	Any and all litigation to which this Assignment may give rise shall be subject to the exclusive jurisdiction of the competent authorities and the Commercial Court of the Canton of Zurich (“Handelsgericht”), with reservation of the right of appeal to the Swiss Federal Court in Lausanne. The Parties submit to the jurisdiction of said authorities and Courts.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

SIG Combibloc (Schweiz) AG, by

/s/ Philip West	/s/ Mark Dunkley

The Bank of New York Mellon, by

/s/ Paul Cattermole Paul Cattermole Vice President

SCHEDULE 1
NOTICE TO [•]
Dear Sirs,
This is to inform you that we, The Bank of New York Mellon, in our capacity as Collateral Agent, have entered into a Receivables Assignment on or about ___________________, 2009 (the “Assignment”) with SIG Combibloc (Schweiz) AG, as Assignor, whereby current and future debts owed by you to SIG Combibloc (Schweiz) AG have been assigned to us, irrespective of whether currently due and payable or becoming due and payable in the future. Please be informed that as a consequence of the Assignment, the procedure for discharging your debts changes as forth below:
Address for Notices:
The Bank of New York Mellon
101 Barclay Street, 4E
New York, N.Y. 10286
USA
Phone: (212) 298-1528
Fax: (212) 815-5366
Attn: International Corporate Trust
Payment Instructions:
You are herewith notified to pay the debts to the following account:
[•]
Thus signed this __________________ in __________________
The Bank of New York Mellon, by
__________________________
cc:            SIG Combibloc (Schweiz) AG